Exhibit 99.1

OKYO PHARMA LIMITED

(“OKYO” or “the Company”)

Interim Results - availability

The OKYO Pharma Interim Report for the half-year ended 30 September 2022 (the “Interim Report”) is available on the Company’s website and can be found at: https://okyopharma.com/investors/corporate-governance/corporate-documents/.

A copy of the above document was submitted to the National Storage Mechanism and is available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Investor Relations Contact

LifeSci Advisors (Investor Relations)	Irina Koffler
ikoffler@lifesciadvisors.com

+1-917-734-7387